Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$2,911,556	$2,546,816	$3,104,391	$(413,978)	$267,115

Plus/(Less): losses/(earnings) from equity investments	17,690	24,618	36,920	82,341	32,082

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	40,351	55,381	146,360	168,317	163,626

Plus: amortization of capitalized interest	216	216	300	962	2,332

Plus: distributed income of equity investees	3,172	8,072	20,117	7,373	4,923

Less: interest capitalized	—	(3,700)	(10,020)	(16,390)	(940)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(219,121)	(293,604)	(314,277)	(57,865)	(73,110)

Total earnings/(loss) before fixed charges	$2,753,864	$2,337,799	$2,983,791	$(229,240)	$396,028

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	40,351	55,052	144,845	166,313	162,213

Estimated interest on rent expense	—	329	1,515	2,004	1,413

Total fixed charges	40,351	55,381	146,360	168,317	163,626

Ratio of earnings to fixed charges	68.25	42.21	20.39	*	2.42

*	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $397,557.